

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Paul Carbone
Chief Financial Officer
SharkNinja Global SPV, Ltd.
89 A Street, #100
Needham, MA 02494

   Re: SharkNinja Global SPV, Ltd.
     Amendment No. 2 to Draft Registration Statement on Form F-1
     Submitted May 16, 2023
     CIK No. 0001957132

Dear Paul Carbone:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Information, page 19

1. Please remove the unaudited designation from the columnar headings as none of the summary data is considered to be audited.

Risk Factors
We operate our business in jurisdictions where intellectual property theft or compromise is common, page 38

2. Noting your disclosure here regarding intellectual property, on page 47 regarding tariffs on Chinese imports, and on page 132 stating that the suppliers responsible for the

assembly of your products are primarily based in China, please tell us what consideration you gave to adding risk factor disclosure discussing the Chinese government's significant oversight and discretion over the conduct of your suppliers. This could include the risk that the Chinese government may intervene or influence the operations of your suppliers at any time, and whether this could result in a material change in your operations and/or the value of the securities you are registering.

Capitalization, page 69

3. We note that the Total debt caption references a footnote (3) but you have not included such a footnote to the table. Please revise to include to footnote (3) and its related discussion, or advise us.

You may contact Beverly Singleton at 202-551-3328 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing